

PRESS RELEASE

Crescent Point Completes Strategic Alberta Montney Consolidation and Provides Improved 2024 and Five-Year Outlook

December 21, 2023 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce that it has successfully completed its previously announced strategic acquisition of Hammerhead Energy Inc. ("Hammerhead"), an oil and liquids-rich Alberta Montney producer (the "Transaction"). The Company is also pleased to provide its formal 2024 guidance and five-year plan, which are significantly enhanced as a result of the Transaction.

"Our recent Alberta Montney consolidation marks the completion of our portfolio transformation," said Craig Bryksa, President and CEO of Crescent Point. "Through this strategic transaction, we have enhanced the long-term sustainability of our business, including increasing the excess cash flow per share expected within our five-year plan by approximately 20 percent. This accretion also enhances our return of capital profile for shareholders. As we approach 2024, we are excited to build on the momentum and strong results we have achieved to-date within our resource plays, including through potential synergies from our recent Montney transaction. Our strategic priorities will now focus on continued operational execution, balance sheet strength and increasing our return of capital to shareholders."

KEY HIGHLIGHTS

- Completed previously announced Alberta Montney consolidation, increasing corporate premium drilling inventory to over 20 years.
- Entered into agreements to dispose of 5,000 boe/d of non-core assets for $140 million with net proceeds directed to the balance sheet.
- Annual average production of 198,000 to 206,000 boe/d expected in 2024 with development capital expenditures of $1.4 to $1.5 billion.
- Excess cash flow of $750 million to $950 million expected in 2024 at US$70 to US$75 WTI, with 60 percent returned to shareholders.
- Plan to increase base dividend by 15 percent to $0.46 per share on an annual basis, which is expected to be declared in early 2024.
- Enhanced the cumulative excess cash flow expected in five-year plan to $4.7 billion at US$70 WTI, an increase of 20 percent per share.
- Achieved strong peak 30-day rates of 1,250 boe/d and 1,350 boe/d from recent pads in the Kaybob Duvernay and Alberta Montney.

2023 OPERATIONAL UPDATE

Crescent Point remains on track with its 2023 guidance which is expected to generate approximately $950 million of excess cash flow for the full year, based on average WTI price of approximately US$77.50/bbl for 2023.

In the Kaybob Duvernay and Alberta Montney plays, the Company continues to achieve strong operational results that are in-line or ahead of booked type well expectations. In the Kaybob Duvernay, Crescent Point's most recent multi-well pad within the volatile oil fairway came on stream during fourth quarter with an average peak 30-day rate of 1,250 boe/d per well (81% condensate, 5% NGLs). In the Alberta Montney, Crescent Point brought on stream two multi-well pads during fourth quarter in its Gold Creek area. The first pad achieved peak 30-day rates averaging 1,350 boe/d per well (72% light oil, 5% NGLs). The second pad has been on stream for less than 30 days with similar initial production rates.

NON-CORE ASSET DISPOSITIONS

During fourth quarter 2023, Crescent Point entered into agreements to dispose of its Swan Hills and Turner Valley assets in Alberta for total proceeds of approximately $140 million. The Company expects production for these assets to average approximately 5,000 boe/d (75% oil and liquids) in 2024. Crescent Point did not plan to allocate any capital expenditures to these assets in 2024. These dispositions are expected to close by early first quarter 2024, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions, with net proceeds directed toward the Company's balance sheet.

2024 GUIDANCE

Crescent Point now expects to generate annual average production of 198,000 to 206,000 boe/d (65% oil and liquids) in 2024 based on development capital expenditures of $1.4 to $1.5 billion, demonstrating an improvement in production and capital expenditures compared to the Company's preliminary guidance. Crescent Point's production guidance has changed by 2,000 boe/d compared to its preliminary guidance, despite the recently announced non-core asset dispositions of approximately 5,000 boe/d, with $50 million of less development capital expenditures expected in 2024. These improvements reflect the Company's continued operational outperformance.

Crescent Point expects this program to generate $750 million to $950 million of excess cash flow in 2024, at US$70 to US$75/bbl WTI and $2.75/Mcf AECO, and to be fully funded at approximately US$55/bbl WTI, including the planned increase to its base dividend.

The Company plans to allocate 45 percent of its 2024 budget to the Alberta Montney which is expected to generate annual average production of 97,000 boe/d (50% oil and liquids). Crescent Point plans to maintain three active drilling rigs in the Alberta Montney in 2024, drilling 60 net wells across its land base in the volatile oil fairway. The Company's operational initiatives include further enhancing its drilling and completion design and efficiently developing the recently acquired Montney assets by optimizing the number of wells drilled per section.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures including: excess cash flow, excess cash flow per share - diluted, adjusted funds flow, reinvestment ratio, leverage ratio, base dividend and net debt. Refer to the Specified Financial Measures section in this press release for further information. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures and Forward-Looking Statements sections of this press release.

Crescent Point plans to allocate 35 percent of its 2024 budget to the Kaybob Duvernay, which is expected to generate annual average production of 50,000 boe/d (60% oil and liquids). The Company plans to maintain two active drilling rigs in the Kaybob Duvernay in 2024, drilling 45 net wells across its land base within the volatile oil and liquids-rich fairways, supporting production growth during the second half of the year and into 2025. This budget includes drilling longer lateral wells to improve efficiencies and further delineation of its land position, including the eastern and western portion of its land base.

Crescent Point plans to allocate the remaining 20 percent of its 2024 budget to its long-cycle, low-decline assets in Saskatchewan, which are expected to generate annual average production of 55,000 boe/d (95% oil and liquids). The budget includes the continued advancement of decline mitigation programs, including waterfloods and polymer floods, in addition to further development of open-hole multi-lateral ("OHML") wells. Crescent Point's low-decline, high netback Saskatchewan assets are expected to account for approximately 50 percent of the Company's excess cash flow in 2024.

Crescent Point's 2024 budget remains disciplined and flexible with a continued focus on allocating capital to its highest return assets with attractive payback periods. Similar to prior years, the Company will continue to allocate a portion of its capital to longer-term projects and environmental initiatives, which are expected to represent 10 percent of total expenditures, including reclamation activities.

FIVE-YEAR PLAN

Crescent Point's annual production is forecast to grow to approximately 260,000 boe/d in 2028 under its five-year plan, driven by the Company's Alberta Montney and Kaybob Duvernay assets, with cumulative after-tax excess cash flow of approximately $4.7 billion at US$70/bbl WTI and $3.35/Mcf AECO. Under this five-year plan, the Company expects to generate excess cash flow per share growth of seven percent on a compounded annual basis, or 15 percent including the benefit from expected share repurchases.

This enhanced profile highlights the strong contribution of the newly acquired Alberta Montney assets, which are expected to provide the Company with a combination of growing production and lower capital expenditure requirements to sustain production in later years. On a per share basis, Crescent Point's cumulative excess cash flow under its five-year plan has increased by approximately 20 percent as a result of the Transaction.

In 2024, the recently acquired Montney assets are expected to produce 56,000 boe/d, growing to 80,000 boe/d by 2026, then remaining flat thereafter. During this same period, development capital expenditures are expected to gradually decline from $400 million in 2024 to $300 million toward the end of the five-year plan, resulting in significant excess cash flow generation.

Crescent Point's combined Alberta Montney and Kaybob Duvernay assets are expected to represent 80 percent of the Company's total production in 2028. Crescent Point's disciplined capital allocation, in combination with its low-decline, long-cycle assets, is expected to allow the Company to also moderate its base decline rate from 30 percent in 2024 to 27 percent toward the end of its five-year plan. During this period, Crescent Point expects to reduce its reinvestment ratio, or capital expenditures as a percentage of funds flow, by nearly 10 percent.

STRATEGIC PRIORITIES AND OUTLOOK

Crescent Point's strategic priorities will focus on operational execution, strengthening its balance sheet and increasing return of capital. The Company's execution to-date across its asset base, including its Kaybob Duvernay and Alberta Montney plays, has resulted in improved asset level returns through a combination of realized efficiencies and enhanced productivity. Crescent Point plans to build on this success by targeting additional efficiencies as it executes its organic growth plan.

As previously announced, given the expected accretion from the Transaction, the Company plans to increase its quarterly base dividend by 15 percent to $0.115 per share, or to $0.46 per share on an annual basis, up from $0.40 per share currently. This base dividend increase is subject to approval from Crescent Point's Board of Directors and is expected to be effective in connection with the first quarter 2024 dividend, which is anticipated to be declared in early 2024.

The Company's leverage ratio, or net debt to adjusted funds flow, is expected to be approximately 1.2 to 1.3 times by year-end 2024, at US$70 to US$75/bbl WTI and $2.75/Mcf AECO. To protect against commodity price volatility, the Company has hedged approximately 35 percent of its oil and liquids production, net of royalty interest, in 2024 and 30 percent of its natural gas production, at attractive commodity prices.

The Company plans to continue allocating 60 percent of its excess cash flow to dividends and share repurchases in the interim and plans to increase this allocation over time as it further strengthens its balance sheet. Crescent Point's strategy is centered around creating sustainable long-term returns for shareholders through a combination of per share growth, return of capital and balance sheet strength.

2023 GUIDANCE

Total Annual Average Production (boe/d) [1]	156,000 - 161,000

Capital Expenditures	
Development capital expenditures ($ millions)	$1,050 - $1,150
Capitalized administration ($ millions)	$40
Total ($ millions) [2]	$1,090 - $1,190

Other Information	
Reclamation activities ($ millions) [3]	$40
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$13.75 - $14.75
Royalties	12.25% - 12.75%

2024 GUIDANCE

	2024 Preliminary	2024 Guidance
Total Annual Average Production (boe/d) [1]	200,000 - 208,000	198,000 - 206,000

Capital Expenditures		
Development capital expenditures ($ millions)	$1,450 - $1,550	$1,400 - $1,500
Capitalized administration ($ millions)	$40	$40
Total ($ millions) [2]	$1,490 - $1,590	$1,440 - $1,540

Other Information		
Reclamation activities ($ millions) [3]		$40
Capital lease payments ($ millions)		$20
Annual operating expenses ($/boe)		$12.75 - $13.75
Royalties		10.00% - 11.00%

1) The total annual average production (boe/d) is comprised of approximately 75% Oil, Condensate & NGLs and 25% Natural Gas in 2023 and approximately 65% Oil, Condensate & NGLs and 35% Natural Gas in 2024

2) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures is allocated as follows: approximately 90% drilling & development and 10% facilities & seismic

3) Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend	
Current quarterly base dividend per share [1]	$0.115
Additional Return of Capital	
% of excess cash flow [2]	60%

1) The planned quarterly base dividend increase to $0.115 per share is subject to approval from the Board of Directors. This dividend increase is expected to be effective in connection with the first quarter 2024 dividend, which is anticipated to be declared in early 2024

2) Total return of capital is based on a framework that targets to return to shareholders 60% of excess cash flow on an annual basis

Definitions / Specified Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow" (equivalent to "funds flow" and "adjusted funds flow from operations"), "excess cash flow", "excess cash flow per share - diluted", "reinvestment ratio", "net debt", "leverage ratio" (equivalent to "net debt to adjusted funds flow") and "base dividends". These specified financial measures do not have any standardized meaning as prescribed by International Financial Reporting Standards and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended September 30, 2023, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar. There are no significant differences in calculations between historical and forward-looking specified financial measures.

The most directly comparable financial measure for adjusted funds flow from operations and excess cash flow disclosed in the Company's financial statements is cash flow from operating activities, which, for the three and nine months ended September 30, 2023, was $648.9 million and $1.58 billion respectively. The most directly comparable financial measure for net debt disclosed in the Company's financial statements is long-term debt, which, as at September 30, 2023 was $2.95 billion. The most directly comparable financial measure for base dividends disclosed in the Company's financial statements is dividends declared, which for the three and nine months ended September 30, 2023 was $71.7 million and $143.6 million, respectively. For the three months ended September 30, 2023, adjusted funds flow, excess cash flow, net debt and base dividends were $687.1 million, $321.6 million, $2.88 billion and $53.0 million, respectively. For the nine months ended September 30, 2023, adjusted funds flow, excess cash flow, net debt and base dividends were $1.76 billion, $752.8 million, $2.88 billion and $162.5 million, respectively.

Excess cash flow forecasted for 2023 to 2028 is a forward-looking non-GAAP measure and is calculated consistently with the measure disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the three and nine months ended September 30, 2023.

Excess cash flow per share - diluted is a non-GAAP ratio and is calculated as excess cash flow divided by the number of weighted average diluted shares outstanding. Excess cash flow per share - diluted presents a measure of financial performance to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. Excess cash flow per share – diluted for the three months ended September 30, 2022 was $0.41.

Reinvestment ratio is a supplementary financial measure and is calculated as capital expenditures divided by adjusted funds flow. It is used by management to determine the extent to which funds flow is reinvested in the Company's business. Reinvestment ratio is a common metric used in the oil and gas industry.

Management believes the presentation of the specified financial measures above provides useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Forward-Looking Statements

This press release contains "forward-looking statements" and "future oriented financial information" within the meaning of applicable securities legislation, such as section 27A of the *Securities Act of 1933* and section 21E of the *Securities Exchange Act of 1934*, and contains "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "continues", "strategy", "potential", "grow", "estimate", "plans", "forecast", and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: significantly enhanced formal 2024 guidance and five-year plan; benefits of the Transaction, including, but not limited to: long-term sustainability of Crescent Point's business, improved excess cash flow per share by approximately 20 percent within the five-year plan and enhanced return of capital profile for shareholders; potential synergies from our recent Montney transaction; strategic priorities focused on continued operational execution, balance sheet strength and increasing return of capital to shareholders; corporate premium inventory of over 20 years; expected use of proceeds associated with non-core asset sales and the anticipated closing timing related thereto; annual average production of 198,000 to 206,000 boe/d (65% oil and liquids) expected in 2024 with development capital expenditures of $1.4 to $1.5 billion; significant excess cash flow of $750 million to $950 million expected in 2024 at US$70 to US$75 WTI and $2.75/Mcf AECO, with 60 percent returned to shareholders; plans to increase base dividend by 15 percent to $0.46 per share on an annual basis, which is expected to be declared in early 2024; enhanced five-year cumulative excess cash flow to approximately $4.7 billion at US$70 WTI and $3.35/Mcf AECO, an increase of 20 percent per share; generating approximately $950 million of excess cash flow for the full year, 2023, based on average WTI prices of approximately US$77.50/bbl for 2023; significant resource in place within the Montney asset; expectations for disposed of Swan Hill assets and timing for closing of the transaction and use of proceeds therefrom; capital program fully funded at approximately US$55/bbl WTI including the planned increase to base dividend; 2024 budget allocation by area, expected production by area and drilling expectations by area; plans for further enhancements; longer lateral wells in Crescent Point's 2024 budget and expected benefits thereof; in Saskatchewan, continued advancement of decline mitigation programs, including waterfloods and polymer floods, in addition to further development of OHML wells; excess cash expected from Saskatchewan assets and characteristics of such assets; disciplined 2024 budget, focuses and portions allocated to higher return assets, longer-term project and various environmental initiatives; annual average production forecast to grow to approximately 260,000 boe/d in 2028 under its five-year plan, driven by the Company's Alberta Montney and Kaybob Duvernay assets; five year plan generates excess cash flow per share growth of seven percent on a compound annual basis or approximately 15 percent including the benefit of share repurchases; production and capital related to the acquired Montney assets over the five year plan; expected Montney and Kaybob Duvernay production by 2028 and portion of total corporate production and capital expenditures; expected decline rate and reinvestment ratio changes from 2024 to 2028; Crescent Point's strategic priorities and focus; targeting additional efficiencies; plans to increase quarterly base dividend and timing and amounts thereof; 2024 leverage ratio; extent and effectiveness of hedging; allocating approximately 60 percent of its excess cash flow to dividends and share repurchases in the interim and plans to increase this allocation over time as it further strengthens its balance sheet; 2023 and 2024 guidance including: expected total annual average production, oil and liquids weighting, capital expenditures (including development capital expenditures and capitalized administration) and other information for 2023 and 2024 guidance including reclamation activities, capital lease payments, annual operations expenses and royalties; and the Company's return of capital outlook, including base dividend and additional returns of capital (60% of excess cash flow).

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2022. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2022 and in the Company's material change reports dated November 16, 2023, April 6, 2023 and September 1, 2023, each of which is accessible at www.sedarplus.ca and EDGAR (accessible at www.sec.gov/edgar).

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2022 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2022 under the headings "Risk Factors" and "Forward-Looking Information" and the Management's Discussion and Analysis for the three and six months ended September 30, 2023, under the heading "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2022, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Critical Accounting Estimates" and "Guidance" and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2023, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources" and "Guidance". In addition, risk factors include: the combined entity may fail to realize, or may fail to realize in the expected timeframes, the anticipated benefits resulting from the Transaction; risks related to the integration of Hammerhead's business into the Company's existing business, including that the Company's shareholders may be exposed to additional business risks not previously applicable to their investment; discrepancies between actual and estimated production of the combined entity; changes in future commodity prices relative to the Company's anticipated forecasts could have a negative impact on the reserves attributable to the assets acquired in the Transaction and, in particular, on the development of undeveloped reserves and financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the impacts of the war in Ukraine and the Middle East; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Crescent Point's 2023 and 2024 guidance in respect of capital expenditures and average annual production and five-year plan information and expectations which are based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. The Company's return of capital framework, including the expected increase to the Company's quarterly dividend, is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Reserves and Drilling Data

Certain terms used herein but not defined are defined in NI 51-10, CSA Staff Notice 51-324 – *Revised Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities* ("CSA Staff Notice 51-324") and/or the Canadian Oil and Gas Evaluation ("COGE") Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101, CSA Staff Notice 51-324 and the COGE Handbook, as the case may be.

This press release contains metrics commonly used in the oil and natural gas industry, including "decline rate", and "reinvestment ratio". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company's performance over time; however, such measures are not reliable indicators of the Company's future performance, which may not compare to the Company's performance in previous periods, and therefore should not be unduly relied upon.

Decline rate is the reduction in the rate of production from one period to the next. This rate is usually expressed on an annual basis. Management uses decline rate to assess future productivity of the Company's assets.

Reinvestment ratio is defined as capital expenditures as a percentage of funds flow. It is used by management to determine the extent to which funds flow is reinvested in the Company's business.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

This press release references more than 20 years of premium drilling locations in the Company's corporate inventory, including booked and unbooked locations. Drilling locations exclude wells that are currently being drilled or have been drilled and are awaiting completion. Premium drilling locations include: (i) net booked 2P locations; and (ii) unbooked locations. Net booked 2P locations are assigned by independent evaluator McDaniel & Associates Consultants Ltd. Unbooked future drilling locations are not associated with any reserves or contingent resources and have been identified by the Company and have not been audited by independent qualified reserves evaluators. Unbooked locations have been identified by Crescent Point's management as an estimation of the Company's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Crescent Point will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves or production. The drilling locations on which Crescent Point actually drill wells will ultimately depend upon a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes. Expected well performance comes from analyzing historical well productivity within the geographic area outlined in this press release. The expected well is an average of our future planned inventory. As such, the Company's actual drilling activities may differ materially from those presently identified, which could adversely affect the Company's business.

NI 51-101 includes condensate within the product type of natural gas liquids (NGLs). The Company has disclosed condensate separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that presenting the two commodities separately provides a more accurate description of its operations and results therefrom.

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.